SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐             No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐             No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated August 12, 2010, entitled “Spreadtrum Communications, Inc. Announces Second Quarter 2010 Fiscal Results”

Exhibit 99.2:	Press Release, dated August 12, 2010, entitled “Spreadtrum Announces the Appointment of President and CEO Dr. Leo Li as the New Chairman of the Board and Mr. Scott Sandell as the Lead Director of the Board”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/S/ LEO LI
Name:	Leo Li
Title:	Chief Executive Officer

Date: August 13, 2010

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release, dated August 12, 2010, entitled “Spreadtrum Communications, Inc. Announces Second Quarter 2010 Fiscal Results”

Exhibit 99.2:	Press Release, dated August 12, 2010, entitled “Spreadtrum Announces the Appointment of President and CEO Dr. Leo Li as the New Chairman of the Board and Mr. Scott Sandell as the Lead Director of the Board”

Exhibit 99.1

Spreadtrum Communications, Inc. Announces

Second Quarter 2010 Fiscal Results

SHANGHAI, August 12, 2010 — Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”), one of China’s leading wireless baseband chipset providers, today announced its unaudited financial results for the second quarter ended June 30, 2010.

SECOND QUARTER 2010 FINANCIAL SUMMARY:

•	Total revenue increased 37% quarter-over-quarter and 341% year-over-year to US$71.4 million, exceeding the Company’s previously guided range of US$65-68 million.

•	Gross profit was US$31.9 million compared to US$23.7 million in the previous quarter and US$3.8 million in 2Q09. Gross margin was 44.6% compared to 45.5% in the previous quarter and 23.6% in 2Q09.

•	Cash flows from operations were US$35.2 million, compared with US$28.7 million in the previous quarter, and compared with US$-0.8 million in 2Q09.

•	GAAP net income was US$11.1 million, compared with US$6.6 million in the previous quarter and a net loss of US$13.1 million in 2Q09.

•

GAAP net income per basic and diluted ADS was US$0.24 and US$0.21, respectively, an improvement from US$0.14 and $0.13 per basic and diluted ADS, respectively, in 1Q10 and a loss of US$0.29 per basic and diluted ADS in 2Q09.

•

Non-GAAP net income was US$17.7 million, compared to US$8.7 million in 1Q10 and a net loss of US$7.5 million in 2Q09. Non-GAAP net income per diluted ADS was US$0.34, an improvement from US$0.17 per diluted ADS in 1Q10 and a loss of US$0.16 per diluted ADS in 2Q09.

BUSINESS HIGHLIGHTS:

Commenting on the results, Spreadtrum’s President and CEO, Dr. Leo Li said, “We maintained our positive momentum in the second quarter of 2010 and achieved our best quarterly results in the history of our company in terms of revenue and profitability. Revenues for the quarter rose 341% year-over-year to $71.4 million and net income grew 69% from the prior quarter to $11.1 million as new and existing customers continued to recognize the value and quality of our products. Our low cost solutions with high quality and attractive features are enabling us to gain market share in both the GSM and TD markets. At the same time, we further expanded our operating and net margins during the second quarter.

“Looking ahead to the second half of 2010, we are confident that our solid and growing base of loyal customers, the expected increase in revenue contribution from both domestic and international sales, coupled with favorable trends in the TD market, and our plans to deepen our product portfolio, will support continued growth in the second half of the year. For the third quarter 2010, we expect revenue to be in the range of $88-96 million with flat or slightly lower gross margins on a sequential basis. Although we are facing toughening competition as we gain market shares in both GSM and TD business, we believe that our value proposition and ability to execute on our key initiatives will support healthy and sustainable margin levels that are in line with our long-term targets.”

Further commenting on the Q2 financial results, Shannon Gao, Spreadtrum CFO, said, “As we further develop and expand our business, we anticipate an increase in R&D expenses in the second half of the year while continuing to maintain effective controls over our operating expenses to better align our bottom-line.

SECOND QUARTER FISCAL YEAR 2010 FINANCIAL REVIEW:

Revenue

Revenue in 2Q10 totaled US$71.4 million, up from US$52.1 million in 1Q10 and US$16.2 million in 2Q09.

Unit shipments of 2G/2.5G semiconductors realized in 2Q10 increased 29.6% sequentially and 250.6% year-over-year. Unit shipments of 3G semiconductors realized in 2Q10 increased 95.3% sequentially and 1,664.9% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$31.9 million, up 34% from US$23.7 million in 1Q10 and up from US$3.8 million in 2Q09. Gross margin for the quarter was 44.6%, down from 45.5% in 1Q10 and up from 23.6% in 2Q09. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 44.7%, a sequential decrease from 45.7% in 1Q10 and a year-over-year increase from 24.0% in 2Q09.

The average selling price per unit of 2G/2.5G baseband and Radio Frequency (“RF”) bundle semiconductors in 2Q10 decreased 7.8% sequentially and was down 0.7% year-over-year. The average selling price per unit of 3G baseband and RF bundle semiconductors in 2Q10 decreased 22.1% sequentially and 39.0% year-over-year. Overall gross margin maintained fairly stable sequentially due to increased volume in sales of higher margin products.

Cost of revenue in 2Q10 totaled US$39.6 million, representing an increase of 39% from the previous quarter and up 219% from 2Q09 levels, attributable to an increase in sales across all major product lines.

Operating Expense and Margin

The Company’s operating margin for the quarter was 17.7%, compared to 14.3% in the previous quarter and negative 85.7% in 2Q09. The sequential and year-over-year improvements in operating margin were primarily driven by an increase in sales and gross profit, also by an increase in government subsidies, which were recorded as a reduction of R&D expenses, partially offset by an impairment loss of intangible assets due to technological obsolescence and change in business strategy. Non-GAAP operating margin, adjusted to exclude share-based compensation expense and impairment loss of intangible assets was 26.9% in 2Q10, up from 18.3% in 1Q10 and negative 51.2% in 2Q09.

Total operating expenses in 2Q10, including selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$19.2 million, representing an increase from US$16.2 million in 1Q10 and an increase from US$17.7 million in 2Q09. The sequential and year-over-year rises in operating expenses were primarily due to an impairment loss of intangible assets, partially offset by a decrease in share-based compensation and an increase in government subsidies, which were recorded as a reduction of R&D expenses.

R&D expenses increased 24.7% sequentially and increased 84.6% year-over-year to US$14.96 million in 2Q10. The sequential increase was primarily attributable to an impairment loss of intangible assets, partially offset by an increase in earned government subsidies, which were recorded as a reduction of R&D expenses. The year-over-year increase was mainly due to the aforementioned reasons, as well as increases in employee compensation expense.

SG&A expenses were flat on a sequential basis and decreased 55.7% year-over-year to US$4.26 million in 2Q10. The year-over-year decrease was driven primarily by a decline in share-based compensation attributable to SG&A expenses.

Non-Operating Income

In 2Q10, the Company recorded interest income of US$0.8 million, up from both the previous quarter and 2Q09 as a result of investing a higher balance of cash. Other income (net) in 2Q10 was a gain of US$0.4 million, compared to a loss of US$0.1 million in 1Q10 and a gain of US$0.2 million in 2Q09. The sequential and year-over-year increases were primarily due to foreign exchange gain.

Net Income/Loss

The Company’s net income totaled US$11.1 million in 2Q10, compared to US$6.6 million in 1Q10 and a net loss of US$13.1 million in 2Q09. The sustained profitability in the first half of 2010 was primarily due to increased sales of product lines and net profit margins coupled by stable gross profit margin. Net profit margin was 15.6%, up from 12.6% in 1Q10 and up from negative 80.7% in 2Q09. Basic and diluted income per ADS was US$0.24 and US$0.21, respectively, in 2Q10, compared to US$0.14 and US$0.13, respectively, in 1Q10 and a loss of US$0.29 per basic and diluted ADS in 2Q09.

Excluding share-based compensation expenses and impairment loss of intangible assets, the Company’s non-GAAP net income for 2Q10 was US$17.7 million, up from a non-GAAP net income of US$8.7 million in 1Q10 and up from a non-GAAP net loss of US$7.5 million in 2Q09. Diluted non-GAAP income per ADS in 2Q10 was US$0.34, compared with US$0.17 per ADS in the prior quarter and a non-GAAP loss of US$0.16 per diluted ADS in 2Q09.

Balance Sheet and Cash Flow

As of June 30, 2010, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was 147.1 million, an increase of 31.9 million from 115.2 million as of March 31, 2010. The increase primarily resulted from a rise in advances from customers, an increase of 2Q2010 net profit, and an increase of government subsidies, partially offset by an increase in inventory. The total balance of restricted cash which is available to use when the related expenses occurred and appropriate obligations are satisfied was 18.9 million, compared with 18.7 million as of March 31, 2010. In 2Q10, the Company generated US$35.2 million in cash from operating activities and used $1.7 million cash on property and equipment as well as US$2.5 million toward intangible asset acquisitions.

Accounts receivable and notes receivable (collectively, “A/R”) decreased by US$2.0 million from US$3.8 million as of March 31, 2010 to US$1.8 million as of June 30, 2010. Average A/R days decreased sequentially from 11 days to 4 days as a result of an increase of advances from customers and shorter cash collection period upon customer acceptance. Inventory as of June 30, 2010 was US$49.6 million, an increase of US$12.5 million from March 31, 2010. This increase resulted from a rise in deferred costs included within inventories, which consisted of products shipped to customers where the rights and obligations of ownership had passed to the customers, but revenue had not yet been recognized due to pending customer acceptance. Inventory days were 100 days based on the average inventory amount of this quarter as a result of the higher inventory balance, partially offset by higher sales. Total assets as of June 30, 2010 were US$286.3 million, up US$38.7 million from US$247.6 million as of March 31, 2010. The increase in total assets was primarily attributable to increases of US$32.1 million in cash and US$12.5 million in inventory, partially offset by a decrease of US$2 million in accounts receivable and notes receivable, and a decrease of $4.5 million of intangible assets.

Current liabilities increased from US$73.1 million as of March 31, 2010 to US$97.7 million as of June 30, 2010, primarily due to the increases of US$15.3 million in advance from customers, accrued expenses and other current liabilities (mainly comprise increase of US$3.0 million in government subsidies, US$2.4 million in accrued rebate to customers, US$2.3 million accrued employee compensation) and US$2.0 million in income tax payable, partially offset by a decrease of US$1.9 million in accounts payable. Long-term liabilities as of June 30, 2010 were US$49.6 million, compared to US$49.3 million as of March 31, 2010.

BUSINESS OUTLOOK:

Spreadtrum currently expects revenue for the third quarter of 2010 to be in the range of US$88-96 million with flat or slightly lower gross margin on a sequential basis.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) on Thursday, August 12, 2010, which is 9:00 am (Hong Kong) on Friday, August 13, 2010 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

	Toll Free		Toll
• United States	+1-866-700-0161		+1-617-213-8832

• China	10-800-130-0399

• South China	China Telecom China Netcom	10-800-130-0399 10-800-852-1490

• North China	China Telecom	10-800-152-1490

• Hong Kong	###-##-####

• United Kingdom	00-800-280-02002

Participant Passcode	“SPRD” or “Spreadtrum”

A telephone replay will be available shortly after the call until August 19, 2010 at (US Toll Free) +1-888-286-8010 or (US Toll) +1-617-801-6888. Passcode: 27065058.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and impairment loss of intangible assets. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and impairment loss of intangible assets.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income (loss), and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses and impairment loss of intangible assets. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income (loss) by the US GAAP weighted average diluted shares outstanding.

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

Three months ended
June 30, 2009	March 31, 2010	June 30, 2010	Change from
2Q09	1Q10

Revenue	16,218	52,113	71,448	341%	37%
Cost of revenue	12,396	28,410	39,585	219%	39%

Gross profit	3,822	23,703	31,863	734%	34%

Operating expenses
Research & development	8,100	11,990	14,955	85%	25%
Selling, general & administrative	9,618	4,251	4,263	(56%)	0%

Total operating expenses	17,718	16,241	19,218	8%	18%
Operating income (loss)	(13,896)	7,462	12,645	(191%)	69%

Non-operating income (expense)
Interest income	334	609	754	125%	24%
Interest expense	(66)	(696)	(633)	852%	(9%)

Other income (expense), net	232	(124)	378	63%	(405%)

Total non-operating income (expense)	500	(211)	499	0%	(337%)
Income (loss) before tax and equity in loss of affiliates	(13,396)	7,251	13,144	(198%)	81%

Income tax expense (benefit)	(306)	583	1,988	(750%)	241%

Equity in loss of affiliates, net of taxes	—	(82	)-	(29)	—	(65%)

Net income (loss)	(13,090)	6,586	11,127	(185%)	69%

Income (loss) per ADS, basic	(0.29)	0.14	0.24	(183%)	71%
Income (loss) per ADS, diluted	(0.29)	0.13	0.21	(172%)	62%

Margin analysis:
Gross margin	23.6%	45.5%	44.6%
Operating margin	(85.7%)	14.3%	17.7%
Net margin	(80.7%)	12.6%	15.6%

Weighted average ADS equivalent: [1]
Basic	44,606,747	46,539,706	46,990,866

Diluted	44,606,747	50,424,925	51,825,499
ADS equivalent outstanding at end of period	44,836,196	46,722,120	47,233,651

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Six months ended
	June 30, 2009	June 30, 2010	Change

Revenue	$24,434	$123,562	406%

Cost of revenue	19,018	67,996	258%

Gross profit	5,416	55,566	926%

Operating expenses

Research & development	15,884	26,945	70%

Selling, general & administrative	12,991	8,514	(34%)

Total operating expenses	28,875	35,459	23%

Operating income (loss)	(23,459)	20,107	(186%)

Non-operating income (expense)

Interest income	578	1,363	136%

Interest expense	(109)	(1,329)	1,119%
Other income, net	648	254	(61%)

Total non-operating income	1,117	288	(74%)
Income (loss) before tax and equity in loss of affiliates	(22,342)	20,395	(191%)

Income tax expense (benefit)	(947)	2,571	(371%)

Equity in loss of affiliates, net of taxes	—	(111)

Net income (loss)	$(21,395)	$17,713	(183%)

Income (loss) per ADS, basic	$(0.48)	$0.38	(179%)
Income (loss) per ADS, diluted	$(0.48)	$0.35	(173%)

Margin analysis:
Gross margin	22.2%	45.0%
Operating margin	(96.0%)	16.3%
Net margin	(87.6%)	14.3%

Weighted average ADS equivalent: [ 3]
Basic	44,359,240	46,766,532
Diluted	44,359,240	51,236,488

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of
	December 31, 2009	March 31, 2010	June 30, 2010

Cash and cash equivalents	$37,809	$33,908	$29,995

Restricted cash	$11,496	$18,677	$18,889

Short term deposits	$20,504	$37,384	$72,921

Notes receivable	$1,383	$266	—

Accounts receivable, net	$7,008	$3,569	$1,836

Inventories	$25,541	$37,038	$49,557

Deferred tax assets	$1,347	$1,347	$1,354

Prepaid expenses and other current assets	$5,561	$8,869	$9,154

Total current assets	$110,650	$141,058	$183,706

Property and equipment, net	$27,090	$26,568	$27,049

Acquired intangible assets, net	$26,621	$25,208	$20,543

Equity Investment	$1,001	$7,428	$7,398

Deferred tax assets	$570	$570	$571

Goodwill	$2,000	$2,000	$2,000

Long term deposits	$43,935	$43,948	$44,177

Other long term assets	$7,227	$819	$838

Total assets	$219,094	$247,600	$286,282

Accounts payable	$19,498	$20,727	$18,785

Advances from customers	$14,667	$29,929	$45,180

Income tax payable	$3,071	$3,655	$5,632

Accrued expenses and other current liabilities	$17,888	$18,779	$28,136

Total current liabilities	$55,124	$73,090	$97,733

Long term loan	$43,935	$43,948	$44,177

Other long-term obligations	$5,464	$5,380	$5,383

Total long term liabilities	$49,399	$49,328	$49,560

Total liabilities	$104,523	$122,418	$147,293

Shareholders’ equity	$114,571	$125,182	$138,989

Total liabilities & shareholders’ equity	$219,094	$247,600	$286,282

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

Revenue	3Q08	4Q08	1Q09	2Q09
Baseband and RF Semiconductor	$18,765	$9,298	$8,007	$16,071

Turnkey Solutions	$1,212	$937	$209	$147

Total	$19,977	$10,235	$8,216	$16,218

As % of Total Revenue

Baseband Semiconductor	93.9%	90.8%	97.5%	99.1%

Turnkey Solutions	6.1%	9.2%	2.5%	0.9%

Gross Margin	43.7%	-26.8%	19.4%	23.6%

Revenue	3Q09	4Q09	1Q10	2Q10
Baseband and RF Semiconductor	$38,349	$42,118	$52,107	$71,298

Turnkey Solutions	$30	$139	$6	$150

Total	$38,379	$42,257	$52,113	$71,448

As % of Total Revenue

Baseband and RF Semiconductor	99.9%	99.7%	100.0%	99.8%

Turnkey Solutions	0.1%	0.3%	0.0%	0.2%

Gross Margin	39.0%	42.2%	45.5%	44.6%

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	June 30, 2009	March 31, 2010	June 30, 2010

Cost of revenue	$12,396	$28,410	$39,585
Adjustment for share-based compensation	(60)	(102)	(91)

Cost of revenue (non-GAAP)	$12,336	$28,308	$39,494
Operating income (loss)	$(13,896)	$7,462	$12,645
Adjustment for share-based compensation within: Cost of revenue	60	102	91
Research and development	632	1,200	1,176
Selling, general, and administrative	4,898	776	799
Adjustment for impairment loss of long-lived assets			4,486

Operating income (loss) (non-GAAP)	(8,306)	9,540	19,197
Net income (loss)	(13,090)	6,586	11,127

Adjustment for share-based compensation within: Cost of revenue	60	102	91
Research and development	632	1,200	1,176

Selling, general, and administrative	4,898	776	799
Adjustment for impairment loss of long-lived assets			4,486

Net income (loss) (non-GAAP)*	(7,500)	8,664	17,679
Income (loss) per ADS, diluted	(0.29)	0.13	0.21
Adjustment for share-based compensation	0.13	0.04	0.04
Adjustment for impairment loss of long-lived assets			0.09

Income (loss) per ADS, diluted (non- GAAP)*	(0.16)	0.17	0.34
Gross margin	23.6%	45.5%	44.6%
Adjustment for share-based compensation	0.4%	0.2%	0.1%

Gross margin (non-GAAP)	24.0%	45.7%	44.7%

Operating margin(loss)	(85.7%)	14.3%	17.7%

Adjustment for share-based compensation	34.5%	4.0%	2.9%

Adjustment for impairment loss of long-lived assets			6.3%

Operating margin(loss) (non-GAAP)	(51.2%)	18.3%	26.9%

Net margin(loss)	(80.7%)	12.6%	15.6%

Adjustment for share-based compensation	34.5%	4.0%	2.9%

Adjustment for impairment loss of long-lived assets			6.3%

Net margin(loss) (non-GAAP)*	(46.2%)	16.6%	24.8%

Operating expenses	$17,718	$16,241	$19,218

Adjustment for share-based compensation:

Research and development	632	1,200	1,176

Selling, general, and administrative	4,898	776	799

Adjustment for impairment loss of long-lived assets			4,486

Operating expenses (non-GAAP)	$12,188	$14,265	$12,757

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

SAFE HARBOR STATEMENT:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s ability to gain market share in both GSM and TD markets, the Company’s belief that its growing customers, the expected domestic and international sales growth, the favorable trends in TD market and the plans to deepen its product portfolio will support its continued growth in the second half of the year, the Company’s ability to maintain healthy and sustainable margin levels that are in line with long-term targets under increasingly tough competition, the Company’s ability to maintain effective controls over its operating expenses when facing an increase in R&D expense in the second half of the year, the Company’s expectations with respect to revenue being in the range of US$88-96 million in the third quarter of 2010 with flat or slightly lower gross margins on a sequential basis. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major domestic and international customers and Chinese government agencies; the Company’s ability to successfully complete the projects of the Chinese TD-SCDMA operator; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on May 7, 2010, especially the section under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:
Investor Relations
Tel:	+86-21-5080-2727
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com

Exhibit 99.2

Spreadtrum Announces the Appointment of President and CEO Dr. Leo Li

as the New Chairman of the Board and Mr. Scott Sandell as the Lead

Director of the Board

SHANGHAI, August 12 — Spreadtrum Communications, Inc. (Nasdaq: SPRD, “Spreadtrum” or the “Company”), one of China’s leading wireless baseband chipset providers, today announced that the Company’s Board of Directors (the “Board”) has appointed President and Chief Executive Officer Dr. Leo Li as the Company’s Chairman of the Board and Mr. Scott Sandell, an outside and independent director, as the Lead Director of the Board, effective August 11, 2010.

Mr. Scott Sandell said: “Two years ago we were extremely fortunate to be able to bring Leo to Spreadtrum. Since then, he has provided invaluable leadership to the Company—most importantly guiding Spreadtrum through the challenging times and positioning the Company to succeed in today’s reshaped market environment.”

Commenting on the appointment, Dr. Li said, “I am delighted the Board had recognized my effort in reshaping the Company and returning it to profitability by appointing me as the new Chairman of the Board. It is a great honor to be part of Spreadtrum as it is the home to incredibly talented people who are the foundation of its success. We are extremely pleased that Mr. Sandell has accepted the responsibility of serving as Lead Director on our Board. This appointment reflects the Company’s strong commitment to effective corporate governance practices.”

Dr. Li has more than 21 years of experience in the wireless communications industry. He is a director of the Company and has served as the Company’s President since October 2008 and Chief Executive Officer since February 2009.

The Lead Director is an outside and independent director appointed by the Board to ensure that the Board can perform its duties in an effective and efficient manner independent of management. This appointment is in line with good corporate governance practices where a Lead Director is appointed when, amongst other situations, the Chairman is not an independent director as is the case with Spreadtrum now.

Among his responsibilities as Lead Director, Mr. Sandell will serve as a liaison between the independent directors and senior management of the Company and will chair the executive sessions of the board’s independent directors.

Mr. Sandell has been a member of Spreadtrum’s Board since 2004. Mr. Sandell is currently, and will continue to serve as a member and the chair of Spreadtrum’s Compensation Committee.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For further information, please contact:
Investor Relations
Tel:	+86-21-5080-2727
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com